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18001372

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Securities and Exchange Commission
Trading and Markets
FEB 26 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: English Concepts Inc. d/b/a PMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2135 CityGate Lane, 7th Floor
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Davis (630) 657-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, James Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts Inc. d/b/a PMA Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHRIS MARIE DAVIDSON
Notary Public - State of Illinois
My Commission Expires Feb 25, 2018

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
English Concepts d/b/a PMA Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of English Concepts d/b/a PMA Securities, Inc. (the Company) as of December 31, 2017 and 2016, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 20, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

English Concepts d/b/a PMA Securities, Inc.

Statements of Financial Condition
December 31, 2017 and 2016

		2017		2016
Assets				
Cash and cash equivalents	$	2,269,545	$	2,128,197
Receivable from clearing broker		1,307,594		781,355
Receivable from related party		86,573		61,553
Accounts receivable		318,875		231,694
Prepaid expenses		59,274		49,883
Other assets		23,112		17,518
Total Assets	$	4,064,973	$	3,270,200
Liabilities and Stockholders' Equity				
Liabilities				
Payable to related party	$	1,600	$	120
Accounts payable and accrued expenses		15,552		61,400
Total Liabilities		17,152		61,520
Stockholders' Equity				
Common stock, no par value; authorized 10,000 shares; 1,565 shares issued and outstanding		86,075		86,075
Retained earnings		3,961,746		3,122,605
Total Liabilities and Stockholders' Equity		4,047,821		3,208,680
	$	4,064,973	$	3,270,200

See Notes to Statements of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

English Concepts d/b/a PMA Securities, Inc. (the Company) has been organized to provide local government investment pools, municipal securities, government securities, certificates of deposit, and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a government securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in stockholders' equity, and cash flows.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers highly liquid investments that have original maturities of three months or less at the date of acquisition to be cash equivalents.

Accounts Receivable: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2017 and 2016, there was no allowance for doubtful accounts.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Financial advisory, commissions and remarketing fees are recognized as earned. The Company's fees for its certificates of deposit syndicate activities, included in investment banking/financial advisory revenue on the Statements of Income, are completed on a "best efforts" basis and accordingly, the positions taken and related revenue generated for those activities are conditional until settlement date. Fees from the placement of certificates of deposit and savings deposit accounts are recognized as revenue as the related services are performed and are included in commissions and fees on the Statements of Income.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the stockholders report their pro rata shares of the Company's taxable income or loss. Therefore, these statements do not include any provision for corporate income taxes other than provisions for Illinois replacement taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the years ended December 31, 2017 and December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2014.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncements: In May 2014, the FASB issued new guidance on revenue from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB decided to defer the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The Company will adopt this guidance effective as of January 1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of initial application. As of December 31, 2017, the Company estimates that the cumulative effect upon adoption will not require an adjustment to retained earnings.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current GAAP. The new standard is effective for fiscal years beginning after December 15, 2018. The Company has not yet determined the impact of the new standards on its financial statements.

Note 2. Receivable from Clearing Broker

At December 31, 2017 and 2016, receivable from clearing broker consists of cash deposited at the Company's clearing broker totaling $1,307,594 and $781,355, respectively. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 3.

Note 3. Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2017 and 2016, the Company had a clearing deposit at the clearing broker of $100,000 and $50,000, respectively, which is included on the Statements of Financial Condition in receivable from clearing broker. The clearing broker is a member of a nationally recognized exchange. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities and operates in part under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Exchange Act.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4. Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, rent and taxes by PMA Financial Network, Inc. in which the stockholders of the Company are also stockholders. The amounts due this related company pursuant to this agreement at December 31, 2017 and 2016 were $1,600 and $120, respectively, and are included in payable to related party on the Statements of Financial Condition. Amounts owed the Company by PMA Financial Network, Inc. for marketing fees and commissions at December 31, 2017 and 2016 were $19,320 and $0, respectively, included in receivable from related party on the Statements of Financial Condition.

PMA Financial Network, Inc., in which the stockholders of the Company are also stockholders, received cash on behalf of the Company for commissions earned from savings deposit account deposits. The amounts owed to the Company at December 31, 2017 and 2016 were $67,253 and $61,553, included in receivable from related party and accounts receivable, respectively, on the Statements of Financial Condition.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $3,559,987, which was $3,459,987 in excess of its required net capital of $100,000. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 0.0048 to 1.

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

English Concepts d/b/a PMA Securities, Inc.

Statements of Financial Condition
December 31, 2017 and 2016

Filed as Public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.